Exhibit 99.8

Tel: 514-931-0841	BDO Canada s.r.l./S.E.N.C.R.L./LLP
Fax: 514-931-9491	1000 De La Gauchetière Street West
www.bdo.ca	Suite 200
Montréal, Québec H3B 4W5

Consent of Independent Registered Public Accounting Firm

Cardiol Therapeutics Inc.
Oakville, Ontario

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2021 of Cardiol Therapeutics Inc. of our report dated March 23, 2022, relating to the financial statements, which is included in Exhibit 99.2.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-258940) and the Registration Statement on Form S-8 (No. 333-262216) of Cardiol Therapeutics Inc. of our report dated March 23, 2022 referred to above.

We also consent to reference to us under the heading “Interest of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 of this Form 40-F, and which is incorporated by reference in such Registration Statements referred to above.

BDO Canada LLP
Montréal, Québec

March 23, 2022